UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 May 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics renews partnership with RCS Libri in Italy for 6 years, 6 May 2005

TNT Logistics to provide value added services for publishing company m-dis, 6 May 2005

6 May 2005

TNT Logistics renews partnership with RCS Libri in Italy for 6 years

TNT Logistics, a leading global logistics provider, and RCS Libri, the book publishing division of the RCS Group, one of the major players on the Italian publishing scene, have renewed their contract for the outsourcing of logistics activities for another six years.

Under the terms of the contract, which builds on a 10-year partnership between the two companies, TNT Logistics Italy provides RCS with storage and distribution services for books, ensuring the timely and simultaneous launch of new initiatives across the country, guaranteeing the distribution of stocks to bookshops and secondary warehouses, and taking responsibility for the collection and management of returned unsold copies of general and scholastic books published by RCS.

Activities are co-ordinated from the specialised hub of Gorgonzola, a well known publishing town, where TNT Logistics devotes an overall 24,000 m² exclusively to RCS-related activities. The engagement involves the handling and shipping of 28 million books per year, covering a total of more than 21,000 titles.

The renewal of the partnership with RCS Libri reinforces TNT Logistics Italy's leadership in the publishing & media field, a sector that has become of particular strategic importance for the company and one of its primary fields of expertise.

About TNT

With its two brands TNT and Royal TPG Post, TNT N.V. is a global provider of mail, express and logistics services. The group employs over 160,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt

6 May 2005

TNT Logistics to provide value added services for publishing company m-dis

m-dis Distribuzione Media, an Italian market leader in the sales and distribution of published products through news agencies, has decided to renew its outsourcing contract with TNT Logistics Italy, a leader in supply chain management and the largest logistics player in Italy, for another three years.

Under the terms of this agreement TNT Logistics Italy will arrange storage of "Periodicals", "Collectors’ Items" and "Related Products", process unsold returned copies, prepare back issues, and issues to subscribers for shipping.

In order to properly provide these services, 50,000 m² of warehouse space, located in the Novara district in Italy has been earmarked exclusively for m-dis. The assignment involves the handling and shipping of 4,500,000 subscriber issues per year, for a total of 1,400,000 packets of subscriber issues, covering more than 6,000 managed titles.

m-dis is a joint venture which is part-owned by RCS Media Group (with a 45% stake) and De Agostini (45% stake), with the remaining share held by Hachette Rusconi (10%). m-dis guarantees the on-time arrival in both Italian and foreign news agencies of the full range of products of more than 50 different publishers through its extensive distribution network. As the sole distributor in Italy dealing in the full range of published products (from daily newspapers and periodicals to books and serialised releases and figurines), m-dis ships over a billion copies of products every year, including the distribution of non-editorial products (e.g. telephone cards) to newsstands.

The renewal of the partnership with m-dis reinforces TNT Logistics Italy's leadership in the publishing & media field, a sector that has become of particular strategic importance for the company and one of its primary fields of expertise.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 11 May 2005